Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 29, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Reinhart Intermediate Bond NextShares

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on December 8, 2017, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 316 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the following series to the Trust: the Reinhart Intermediate Bond NextShares (the “Fund”).  PEA No. 316 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on October 26, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Prospectus Comments

1.
Please confirm that the NASDAQ Stock Market LLC (“NASDAQ”) will have obtained relief on behalf of the Fund pursuant to Rule 19b-4 under the Securities Exchange Act of 1934 or that the Fund will delay its effectiveness until such relief is obtained.

The Trust responds that it will delay effectiveness of the PEA until relief is obtained by NASDAQ under Rule 19b-4.

2.	Please update the SEC’s Company Search system with the Fund’s ticker symbols via EDGAR, when they are available.

The Trust responds that it will update tickers, via EDGAR, when they become available.

3.	Please provide a copy of the Fund’s completed fees and expenses table and expense example prior to the effective date of the Prospectus.

The Trust responds by providing the completed fees and expenses table and expense examples below:

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.30%
Other Expenses(1)	0.34%
Total Annual Fund Operating Expenses	0.64%
Less: Fee Waiver(2)	(0.34)%
Total Annual Fund Operating Expenses After Fee Waiver(2)	0.30%
(1)	Because the Fund is new, Other Expenses are based on estimated amounts for the Fund’s current fiscal year.
(2)
Reinhart Partners, Inc. (the “Adviser” or “Reinhart”) has contractually agreed to waive its management fees and pay Fund expenses in order to ensure that Total Annual Fund Operating Expenses (excluding AFFE, leverage/borrowing interest, interest expense, taxes, brokerage commissions, and extraordinary expenses) do not exceed 0.30% of the average daily net assets of the Fund.  Fees waived and expenses paid by the Adviser may be recouped by the Adviser for a period of thirty-six months following the month during which such fee waiver and expense payment was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee waiver and expense payment occurred and the expense limit in effect at the time of recoupment.  The Operating Expenses Limitation Agreement is indefinite in term and cannot be terminated through at […], 2021.  Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board.

Example
This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds.  The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods.  The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the expense limitation for each year).  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$31	$171

4.
Pages 2 and 11 under “Principal Investment Strategies” include disclosure that “The Fund normally invests within the intermediate term structure of the yield curve.”  Please modify this disclosure in plain English to explain what is meant by investing within the intermediate term structure of the yield curve.

The Trust responds by modifying the disclosure on pages 2 and 11 as follows:

“The Fund normally invests in fixed income securities with effective maturities between 0 and 10 years ~~within the intermediate term structure of the yield curve~~. The average dollar-weighted maturity of the securities in which the Fund expects to invest will generally range from 3 to 8 ~~10~~ years.”

5.
Please revise the second paragraph under “Principal Investment Strategies” on pages 2 and 11 so that the disclosure is written in plain English. Specifically, please clarify what is meant by “sector durations relative to the benchmark” and define what is meant by “credits available in our universe.”

The Trust responds by modifying the disclosure on pages 2 and 11 as follows:

“To construct the Fund’s portfolio, the Adviser undergoes an intensive undertaking utilizing both top-down economic analysis as well as bottom-up security research.  Analysis of the current state and projected path of the economy provides direction for sector positioning.  As the Adviser’s preferred sector weights for the Fund are slow to change, this positioning takes the form of ~~sector durations relative to the benchmark~~ adjusting maturities within sectors.  Once ~~these sector durations are decided~~ sector maturities have been adjusted, bottom-up analysis of the credits available in our universe of all U.S. dollar denominated ~~of~~ investment grade fixed income securities determines individual security selection.”

6.
The third paragraph under “Principal Investment Strategies” on pages 2 and 11 includes disclosure that “The Adviser utilizes a list of approved and core credit issuers.”  Please clarify who approves this list.

The Trust responds by modifying the disclosure on pages 2 and 11 as follows:

“The Adviser generates ~~utilizes~~ a list of approved and core credit issuers.”

7.
The third paragraph under “Principal Investment Strategies” on pages 2 and 11 includes disclosure that “The Adviser maintains a research database on over 300 issuers from which their current core holding list is derived.” Please clarify who “their” refers to in that sentence.

The Trust responds by modifying the disclosure on pages 2 and 11 as follows:

“The Adviser maintains a research database on over 300 issuers from which ~~their~~ the Adviser’s current core holding list is derived.”

8.
Please revise the first fourth paragraph under “Principal Investment Strategies” on pages 2 and 12 so that it is written in plain English. Specifically, (i) please clarify what is included in the Fund’s investable universe, is it all investment grade bonds, or is it limited to U.S. investment grade bonds; (ii) please explain what is meant by a real-time database that tracks the movements of each issuer’s securities in numerous markets - how does the database track movements; and (iii) provide examples of the factors that have the ability to create financial distress for a given issuer?

The Trust responds by modifying the disclosure on pages 2 and 12 as follows:

“Security selection by the Adviser begins with the investable universe, which is comprised of all U.S. dollar denominated investment grade ~~bonds~~ fixed income securities.  The Adviser then utilizes a three-step process to determine suitability for inclusion in the Fund.  First, the Adviser examines the credit ratings of the issuer.  The Adviser views this as an outsider’s perspective of the credit quality of the issuer.  Second, the Adviser has developed a real-time database that tracks the price movements of each issuer’s securities in numerous markets relative to market peers and the overall market over a three-month, six-month and one year time horizon.  This provides the Adviser with the market’s perspective of each issuer.  Third, and most important, is the Adviser’s internal research.  The Adviser has developed a “Causes of Financial Distress Methodology” to determine an issuer’s credit quality.  Within this methodology, the Adviser seeks to identify any factors that have the ability to create financial distress for a given issuer. The Adviser evaluates causes of financial distress on a sector-by-sector basis. The causes of financial distress will vary considerably by sector.  The Adviser then assesses the exposure of each issuer to the potential causes of distress.  If the exposure is sufficiently low, the issuer is classified as acceptable for inclusion in the Fund.”

9.
Pages 3, under “About NextShares,” include disclosure that “Because the mechanism that underlies efficient trading of NextShares does not involve portfolio instruments not used in creations and redemptions, the need for full portfolio holdings disclosure to achieve tight markets in NextShares is eliminated.”  Please consider restating this disclosure to remove the double negative.

The Trust responds by modifying the disclosure on page 3 as follows:

“Because the mechanism that underlies efficient trading of NextShares does not involve portfolio instruments excluded from ~~not used in~~ creations and redemptions, the need for full portfolio holdings disclosure to achieve tight markets in NextShares is eliminated.”

10.	There appears to be a formatting error in the “Contingent Pricing Risk” on pages 4 and 13, Please review and revise if necessary.

The Trust responds by replacing the noted disclosure with the following:

“Contingent Pricing Risk.  Trading prices of Fund shares are directly linked to the Fund’s next-computed NAV, which is normally determined as of the close of regular market trading each business day. Buyers and sellers of shares will not know the value of their purchases and sales until the Fund’s NAV is determined at the end of the trading day. Like mutual funds, the Fund does not offer opportunities to transact intraday at currently (versus end-of-day) determined prices. Trade prices are contingent upon the determination of NAV and may vary significantly from anticipated levels (including estimates based on intraday indicative values disseminated by the Fund) during periods of market volatility. Although limit orders can be used to control differences in trade prices versus NAV, they cannot be used to control or limit trade execution prices.”

11.
The “Zero-Coupon Bonds Risk” on pages 6 and 16 includes references to pay-in-kind securities. If the Fund intends to invest in pay-in-kind securities, please add disclosure to the principal investment strategies relating to such investments.

The Trust responds by removing the references to pay-in-kind securities as the Fund will not invest in pay-in-kind securities as a principal investment strategy.

12.
Pages 5 and 15 include a “Liquidity Risk.” Given the Fund’s strategy to invest primarily in investment grade fixed income securities, is liquidity risk a principal risk for the Fund? Please adviser or revise.

The Trust responds by deleting the “Liquidity Risk” on pages 5 and 15. The Fund does not intend to invest in illiquid securities as a principal investment strategy.

13.
The last bullet point under “How NextShares Compare to Mutual Funds” on page 18 includes disclosure discussing the tax efficiency of in-kind redemptions. Please state supplementally whether the Fund will utilize in-kind redemptions or whether the Fund may meet redemption requests entirely in cash.

The Trust responds supplementally that the Fund may meet redemption requests in-kind, as a combination of in-kind redemptions and cash, or entirely in cash; each as permitted by the Fund’s exemptive relief.

14.
Page 20, under “Similarly Managed Account Performance” please confirm supplementally that the Adviser has the records to support the composite performance calculations shown in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

The Trust responds by confirming supplementally that the Adviser maintains the required performance calculation records.

15.	On page 20 under “Similarly Managed Account Performance” please disclose, if applicable, that the net returns of the composite include the reduction of any sales loads.

The Trust responds supplementally that there were no sales loads applicable to the accounts included in the composite returns.

16.
Page 20 under “How Net Asset Value is Determined” includes disclosure relating valuation of investments in foreign securities. Page 27 under “Tax Consequences” includes a discussion of tax matters relating to foreign investments. Does the Fund intend to invest in foreign securities as a principal investment strategy? Please adviser or revise.

The Trust responds by deleting the references to investments in foreign securities on pages 20 and 27 as the Fund will not invest in foreign securities as a principal investment strategy.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.